As filed with the Securities and Exchange Commission on December 16, 2004
                                                                                                                                                             Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FERRELLGAS PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	43-1698480
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7500 College Boulevard, Suite 1000, Overland Park, KS 66210
(913) 661-1500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Kevin T. Kelly
Senior Vice President and Chief Financial Officer
Ferrellgas, Inc.
7500 College Boulevard, Suite 1000, Overland Park, KS 66210
(913) 661-1500

(Name, address, including zip code, and telephone number, including area code, of registrant’s agent for service)

Copies to:
David L. Ronn
Mayer, Brown, Rowe & Maw LLP
700 Louisiana Street, Suite 3600
Houston, Texas 77002
(713) 546-0525

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement, as determined in light of market conditions and other factors.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

_________________

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Number of securities to be registered	Proposed maximum offering price per security (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee (1)

Common Units	2,098,623	$19.76	$41,468,790	$4,880.88

    (1)        Estimated solely to calculate the registration fee under Rule 457(c) of the Securities Act, based on the average of the high and low prices of the registrant’s common units, as reported on the New York Stock Exchange on December 15, 2004.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 16, 2004

PROSPECTUS

[Graphic Omitted]
Ferrellgas Partners, L.P.

2,098,623 Common Units
representing limited partner interests

        This prospectus has been prepared for use in connection with the proposed offering and sale of up to 2,098,623 common units representing limited partner interests in Ferrellgas Partners, L.P. by or for the account of the selling holder of common units identified in the “Selling Unitholder” section of this prospectus, and its permitted assigns. We initially sold the common units offered by this prospectus to the selling unitholder pursuant to a private placement. We are registering these common units pursuant to our commitment to register the common units. See “Selling Unitholder.” The common units may be sold from time to time by or for the account of the selling unitholder in the over-the-counter market, on the New York Stock Exchange or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, at fixed prices that may be changed or in negotiated transactions at negotiated prices.

        We will receive no portion of the proceeds from the sale of the common units. We will pay the costs and expenses of the registration and offering of the common units, estimated to be approximately $24,881, other than discounts and commissions and other expenses to be paid by the selling unitholder.

        The common units may be sold by any one or more of the following methods:

o	block trade, which may involve crosses, in which the broker or dealer so engaged will attempt to sell the common units as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

o	exchange distributions and/or secondary distributions in accordance with the rules of the applicable exchange;

o	ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

o	privately negotiated transactions.

See “Plan of Distribution.”

        Our common units are traded on the New York Stock Exchange under the symbol “FGP.” On December 15, 2004, the last reported sales price for our common units as reported on the NYSE Composite Transactions tape was $19.79 per common unit.

        Brokers or dealers participating in this offering may be deemed to be “underwriters” and the compensation received by them may be deemed to be underwriting commissions or discounts. We have agreed to indemnify the selling unitholder and specific other persons, including their agents or underwriters, against specific liabilities, including liabilities under the Securities Act and the selling unitholder may also agree to indemnify such agents or underwriters against such liabilities. See “Selling Unitholder” and “Plan of Distribution.”

        Investing in our common units involves risk. See “Risk Factors” beginning on page 2 of this prospectus, the section entitled “Item 1. Business—Risk Factors” of our Annual Report on Form 10-K for our fiscal year ended July 31, 2004, and the section entitled “Risk Factors” of our Quarterly Report on Form 10-Q for our fiscal quarter ended October 31, 2004. See “Where You Can Find More Information” on page 20 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December , 2004.

ABOUT THIS PROSPECTUS

        YOU SHOULD CAREFULLY READ THIS PROSPECTUS AND THE INFORMATION WE HAVE INCORPORATED BY REFERENCE AS DESCRIBED UNDER THE SECTION ENTITLED “WHERE YOU CAN FIND MORE INFORMATION.” WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.

        The information in this prospectus is accurate as of December 16, 2004. You should rely only on the information contained in this prospectus and the information we have incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information provided by this prospectus or the information we have incorporated by reference is accurate as of any date other than the date of the respective document or information, as applicable. If information in any of the documents we have incorporated by reference conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the information in the most recent incorporated document.

        For purposes of this prospectus, unless the context otherwise indicates, when we refer to “us,” “we,” “our,” or “ours,” we describe Ferrellgas Partners, L.P. together with our subsidiaries, including our operating partnership, Ferrellgas, L.P.

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PROSPECTUS SUMMARY

        This summary may not contain all of the information that may be important to you. You should carefully read this entire prospectus and the other information incorporated by reference to understand fully the terms of our common units being offered hereunder, as well as the tax and other considerations that are important to you in making your investment decision. You should pay special attention to the section entitled “Risk Factors” on page 2 of this prospectus, the section entitled “Item 1. Business—Risk Factors” of our Annual Report on Form 10-K for our fiscal year ended July 31, 2004, and the section entitled “Risk Factors” of our Quarterly Report on Form 10-Q for our fiscal quarter ended October 31, 2004, to determine whether an investment in our common units is appropriate for you. See “Where You Can Find More Information” on page 20 of this prospectus.

Ferrellgas Partners, L.P.

        We are a leading distributor of propane and related equipment and supplies to customers primarily in the United States. We believe that we are the second largest marketer of propane in the United States, including the largest national provider of propane by portable tank exchange, as measured by our pro forma propane sales volumes in fiscal 2004.

        We serve more than one million residential, industrial/commercial, propane by tank exchange, agricultural, and other customers in all 50 states, Puerto Rico, the U.S. Virgin Islands and Canada. Our operations primarily include the distribution and sale of propane and related equipment and supplies with concentrations in the Midwest, Southeast, Southwest and Northwest regions of the country. Our propane distribution business includes transporting propane purchased by us from third parties to our retail distribution outlets and then from there to tanks on our propane customers’ premises. In addition, our distribution of propane by portable tank exchange generally consists of transporting propane purchased by us from third parties to our portable tank exchange distribution outlets and from there to nationwide and local retailers. Our portable tank exchange operations, which we conduct under the trade name Blue Rhino, provide a nationally branded portable tank exchange through a distributor network of independent and partnership-owned distributorships.

        In the residential and industrial/commercial markets, propane is primarily used for space heating, water heating and cooking. In the portable tank exchange market, propane is primarily used for gas grilling. In the agricultural market, propane is primarily used for crop drying, space heating, irrigation and weed control. In addition, propane is used for a variety of industrial applications, including as an engine fuel that is burned in internal combustion engines that power vehicles and forklifts and as a heating or energy source in manufacturing and drying processes.

Additional Information

        Our principal executive office is located at 7500 College Boulevard, Suite 1000, Overland Park, Kansas 66210, and our telephone number is (913) 661-1500.

RISK FACTORS

        Before you invest in our common units, you should be aware that there are various risks. Please see the section entitled “Item 1. Business—Risk Factors” of our Annual Report on Form 10-K for our fiscal year ended July 31, 2004, and the section entitled “Risk Factors” of our Quarterly Report on Form 10-Q for our fiscal quarter ended October 31, 2004, for a discussion of particular factors you should consider before determining whether an investment in our common units is appropriate for you.

USE OF PROCEEDS

        We will not receive any portion of the proceeds from the sale of the common units. All proceeds will be for the account of the selling unitholder, as described below. See “Selling Unitholder.”

TAX CONSEQUENCES

        This section discusses the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States. It is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the actual tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Ferrellgas Partners, L.P. and our operating partnership.

        No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, this discussion focuses on unitholders who are individual citizens or residents of the United States and it has only limited application to corporations, estates, trusts, non-resident aliens or other unitholders that may be subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, that unitholder’s own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to that unitholder of the ownership or disposition of our common units.

        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Mayer, Brown, Rowe & Maw LLP, counsel to us and our general partner, and are, to the extent noted herein, based on the accuracy of various factual matters.

        No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders, other than a ruling we received relating to our taxable year. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made in this prospectus may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially reduce the prices at which our common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        For the reasons described below, Mayer, Brown, Rowe & Maw LLP has not rendered an opinion with respect to the following specific federal income tax issues:

o	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; see “—Tax Consequences of Unit Ownership—Treatment of Short Sales;”

o	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations; see “—Disposition of Common Units—Allocations Between Transferors and Transferees;” and

o	whether our method for depreciating Section 743 adjustments is sustainable; see “—Tax Consequences of Unit Ownership—Section 754 Election.”

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account that partner’s allocable share of items of income, gain, loss and deduction of the partnership in computing that partner’s federal income tax liability, regardless of whether cash distributions are made. In most cases, distributions by a partnership to a partner are not taxable unless the amount of any cash distributed is in excess of the partner’s adjusted basis in that partner’s partnership interest.

        No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we rely on the opinion of Mayer, Brown, Rowe & Maw LLP that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions, that we and our operating partnership will each be classified as a partnership for federal income tax purposes so long as:

o	we do not elect to be treated as a corporation; and

o	for each taxable year, more than 90% of our gross income has been and continues to be “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

        Qualifying income includes income and gains from the processing, refining, transportation and marketing of crude oil, natural gas and products thereof, including the transportation and retail and wholesale marketing of propane. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We believe that more than 90% of our income has been, and will be, within one or more categories of income that are qualifying income. The portion of our income that is qualifying income can change from time to time.

        Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation on the first day of the year in which we fail to meet the Qualifying Income Exception in return for stock in that corporation, and as if we had then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets and should be tax-free to a unitholder so long as that unitholder does not have liabilities allocated to that unitholder in excess of the tax basis in that unitholder’s units. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income (to the extent of our current or accumulated earnings and profits) or (in the absence of earnings and profits or any amount in excess of earnings and profits) a nontaxable return of capital (to the extent of the tax basis in that unitholder’s common units) or taxable capital gain (after the tax basis in that unitholder’s common units is reduced to zero). Accordingly, treatment of us as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of our common units.

        The discussion below assumes that we will be treated as a partnership for federal income tax purposes.

Tax Treatment of Unitholders

Limited Partner Status

        Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes.

Also:

o	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

o	unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units;

will be treated as our partners for federal income tax purposes. Assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, may not be treated as one of our partners for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive particular federal income tax information or reports furnished to record holders of common units unless our common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

        A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose its status as one of our partners with respect to those common units for federal income tax purposes. See “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

        No portion of our income, gains, deductions or losses is reportable by a unitholder who is not one of our partners for federal income tax purposes, and any cash distributions received by a unitholder who is not one of our partners for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of holding common units for federal income tax purposes.

        The following discussion assumes that a unitholder is treated as one of our partners.

Tax Consequences of Unit Ownership

Flow-through of Taxable Income

        Each unitholder will be required to report on that unitholder’s income tax return its allocable share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by that unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution. Each unitholder will be required to include in income that unitholder’s allocable share of our income, gain, loss and deduction for our taxable year. Our taxable year is the calendar year.

Treatment of Partnership Distributions

        Except as described below, our distributions to a unitholder will not be taxable to that unitholder for federal income tax purposes to the extent of the tax basis in that unitholder’s common units immediately before the distribution. Except as described below, our cash distributions in excess of a unitholder’s tax basis will be considered to be gain from the sale or exchange of our common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, which are known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent that our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, that unitholder must recapture any losses deducted in previous years. See “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Partnership Losses.”

        A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease that unitholder’s share of our nonrecourse liabilities and result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of the tax basis in that unitholder’s common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code and collectively referred to as “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed that unitholder’s proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to that unitholder. This latter deemed exchange will result in the unitholder’s realization of ordinary income which will equal the excess of:

o	the non-pro rata portion of that distribution; over

o	the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Cash Distributions

        We estimate that a person who:

o	acquires the common units offered pursuant to this prospectus; and

o	owns those common units through the period ending on the record date for the cash distribution payable for the fiscal quarter ended July 31, 2006,

will be allocated, on a cumulative basis, an amount of federal taxable income that will be less than 10% of the cumulative cash distributed to such person for that period. The taxable income allocable to a unitholder for subsequent periods may constitute an increasing percentage of distributable cash. These estimates are based upon many assumptions regarding our business and operations, including assumptions about weather conditions in our area of operations, capital expenditures, cash flows and anticipated cash distributions. These estimates and our assumptions are subject to numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, these estimates are based on current tax law and tax reporting positions with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower and any differences could materially affect the value of our common units.

Basis of Common Units

        A unitholder will have an initial tax basis for its common units equal to the amount that unitholder paid for our common units plus that unitholder’s share of our nonrecourse liabilities. That basis will be increased by that unitholder’s share of our income and by any increases in that unitholder’s share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions that that unitholder receives from us, by that unitholder’s share of our losses, by any decreases in that unitholder’s share of our nonrecourse liabilities and by that unitholder’s share of our expenditures that are not deductible in computing our taxable income and are not required to be capitalized. A unitholder will have no share of our debt which is recourse to our general partner, but will have a share, primarily based on that unitholder’s share of profits, of our nonrecourse liabilities. See “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Partnership Losses

        The deduction by a unitholder of that unitholder’s share of our losses will be limited to the unitholder’s tax basis in its common units and, in the case of an individual unitholder or a corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or particular tax-exempt organizations), to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than the unitholder’s tax basis. A unitholder must recapture losses deducted in previous years to the extent that our distributions cause that unitholder’s at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss, above such gain, previously suspended by the at risk or basis limitations would no longer be utilizable.

        Subject to each unitholder’s specific tax situation, a unitholder will be at risk to the extent of the tax basis in that unitholder’s common units, excluding any portion of that basis attributable to that unitholder’s share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold that unitholder’s common units if the lender of such borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in that unitholder’s share of our nonrecourse liabilities.

        The passive loss limitations provide that individuals, estates, trusts and specific closely held corporations and personal service corporations can deduct losses from passive activities (which for the most part consist of activities in which the taxpayer does not materially participate) only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations also apply to a regulated investment company (or “mutual fund”) holding an interest in a “qualified publicly-traded partnership.” See “—Tax-Exempt Organizations and Various Other Investors.” The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses generated by us will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a unitholder’s share of our income may be deducted in full when that unitholder disposes of its entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

        A unitholder’s share of our net income may be offset by any suspended passive losses from us, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded partnership as investment income for purposes of the limitations on the deductibility of investment interest.

Limitations on Interest Deductions

        The deductibility of a non-corporate taxpayer’s “investment interest expense” is limited to the amount of such taxpayer’s “net investment income.” As noted, a unitholder’s net passive income from us will be treated as investment income for this purpose. In addition, the unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:

o	interest on indebtedness properly allocable to property held for investment;

o	our interest expense attributed to portfolio income; and

o	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses, other than interest, directly connected with the production of investment income, but in most cases does not include gains attributable to the disposition of property held for investment.

Allocation of Partnership Income, Gain, Loss and Deduction

        If we have a net profit, our items of income, gain, loss and deduction, after taking into account any special allocations required under our partnership agreement, will be allocated among our general partner and the unitholders in accordance with their respective percentage interests in us. At any time that cash distributions are made to the holders of our senior units and our incentive distribution rights or a disproportionate distribution is made to a holder of our common units, gross income will be allocated to the recipients to the extent of such distributions. If we have a net loss, our items of income, gain, loss and deduction, after taking into account any special allocations required under our partnership agreement, will be allocated first, to the general partner and the unitholders in accordance with their respective percentage interests in us to the extent of their positive capital accounts, as maintained under our partnership agreements, and, second, to our general partner.

        Various items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us by our general partner or any other person contributing property to us, and to account for the difference between the fair market value of our assets and their carrying value on our books at the time that we initially issued the common units offered pursuant to this prospectus. In addition, items of recapture income will be allocated to the extent possible to the partner allocated the deduction or curative allocation giving rise to the treatment of such gain as recapture income to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

        Mayer, Brown, Rowe & Maw LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” the allocations in the partnership agreement of Ferrellgas Partners will be given effect for federal income tax purposes in determining how our income, gain, loss or deduction will be allocated among the holders of its outstanding equity.

Entity-Level Collections

        If we are required or elect under applicable law to pay any federal, state or local income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. Such payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to current unitholders. We are authorized to amend the partnership agreement of Ferrellgas Partners in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under that partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder could file a claim for credit or refund.

Treatment of Short Sales

        A unitholder whose common units are loaned to a “short seller” to cover a short sale of common units may be considered as having disposed of ownership of those common units. If so, that unitholder would no longer be a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

o	any of our income, gain, loss or deduction with respect to those common units would not be reportable by the unitholder;

o	any cash distributions received by the unitholder with respect to those common units would be fully taxable; and

o	all of such distributions would appear to be treated as ordinary income.

        Mayer, Brown, Rowe & Maw LLP has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. See “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

        Each unitholder will be required to take into account that unitholder’s distributive share of any of our items of income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an adjustment item for this purpose. A unitholder’s alternative minimum taxable income derived from us may be higher than that unitholder’s share of our net income because we may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders should consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates

        The highest effective United States federal income tax rate for individuals for 2004 is 35% and the maximum United States federal income tax rate for net capital gains of an individual that are recognized prior to January 1, 2009 is 15%, if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election

        We have made the election permitted by Section 754 of the Internal Revenue Code. The election is irrevocable without the consent of the IRS. The election permits us to adjust a common unit purchaser’s tax basis in our assets under Section 743(b) of the Internal Revenue Code to reflect that unitholder’s purchase price when common units are purchased from a holder thereof. The Section 743(b) adjustment applies only to a person who purchases common units from a holder of common units (including a person who purchases the common units offered pursuant to this prospectus) and not pursuant to an initial offering by us. The effect of the Section 743(b) adjustment to a person buying the common units offered pursuant to this prospectus will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of purchase.

        The calculations that are required to determine a Section 743(b) adjustment are made additionally complex because common units held by the public have been issued pursuant to multiple offerings. For example, particular regulations require that the portion of the Section 743(b) adjustment that eliminates the effect of any unamortized difference in “book” and tax basis of recovery property to the holder of such a common unit be depreciated over the remaining recovery period of that property, but Treasury Regulation Section 1.167(c)-1(a)(6) may require that any such difference in “book” and tax basis of other property be depreciated over a different period. In addition, the holder of a common unit, other than a holder who purchased such common unit pursuant to an initial offering by us, may be entitled by reason of a Section 743(b) adjustment to amortization deductions in respect of property to which the traditional method of eliminating differences in “book” and tax basis applies but to which the holder of a common unit that is sold in an initial offering will not be entitled.

        Because we cannot match transferors and transferees of common units, uniformity of the economic and tax characteristics of our common units to a purchaser of such common units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. Under the partnership agreement of Ferrellgas Partners, our general partner is authorized to take a position to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount that is paid therefor even if that position is not consistent with the Treasury Regulations.

        We intend to depreciate the portion of a Section 743(b) adjustment attributable to any unamortized difference between the “book” and tax basis of an asset in respect of which we use the remedial method in a manner that is consistent with the regulations under Section 743 of the Internal Revenue Code as to recovery property in respect of which the remedial allocation method is adopted. Such method is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position which may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. In addition, if common units held by the public other than those that are sold in an initial offering by us are entitled to different treatment in respect of property as to which we are using the traditional method of eliminating differences in “book” and tax basis, we may also take a position that results in lower annual deductions to some or all of our unitholders than might otherwise be available. Mayer, Brown, Rowe & Maw LLP is unable to opine as to the validity of any position that is described in this paragraph because there is no clear applicable authority.

        A Section 754 election is advantageous if the tax basis in a transferee’s common units is higher than such common units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in its share of our assets for purposes of calculating, among other items, the transferee’s depreciation and amortization deductions and the transferee’s share of any gain or loss on a sale of our assets. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in such common units is lower than such common unit’s share of the aggregate tax basis of our assets immediately prior to the transfer. However, for transfers occurring after October 22, 2004, we would be required to make a Section 743(b) adjustment in connection with such transfer if the tax basis of our assets exceeds the value of our assets by more than $250,000 immediately after such transfer (a “Substantial Built-in Loss”), even if we had not made a Section 754 election. Thus, the fair market value of our common units may be affected either favorably or adversely by the election.

        The calculations involved in the Section 754 election are complex and will be made by us on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is amortizable over a longer period of time or under a less accelerated method than most of our tangible assets. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If such permission is granted, a subsequent purchaser of common units may be allocated more income than that purchaser would have been allocated had the election not been revoked, but we would still be required to make Section 743(b) adjustments with respect to any Substantial Built-in Loss existing at the time such purchaser acquired our common units.

Tax Treatment of Operations

Accounting Method and Taxable Year

        We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income that unitholder’s share of our income, gain, loss and deduction for our taxable year ending within or with that unitholder’s taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include that unitholder’s share of our income, gain, loss and deduction in income for its taxable year, with the result that that unitholder will be required to include in income for its taxable year that unitholder’s share of more than one year of our income, gain, loss and deduction. See “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization

        We will use the tax basis of our various assets for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. Assets that we acquired from our general partner in connection with our formation initially had an aggregate tax basis equal to the tax basis of the assets in the possession of the general partner immediately prior to our formation. The majority of the assets that we acquired after our formation had an initial tax basis equal to their cost, however some of our assets were contributed to us and had an initial tax basis equal to the contributor’s tax basis in those assets immediately prior to such contribution. The federal income tax burden associated with the difference between the fair market value of our property and its tax basis immediately prior to an initial offering by us will be borne by unitholders holding interests in us prior to that offering. See “—Tax Consequences of Unit Ownership—Allocation of Partnership Income, Gain, Loss and Deduction.”

        We may elect to use permitted depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we acquire or construct in the future may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property owned by us may be required to recapture such deductions as ordinary income upon a sale of that unitholder’s interest in us. See “—Tax Consequences of Unit Ownership—Allocation of Partnership Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

        The costs that we incurred in our organization have previously been amortized over a period of 60 months. The costs incurred in selling our common units, i.e. syndication expenses, must be capitalized and cannot be deducted currently, ratably or upon our termination. Uncertainties exist regarding the classification of costs as organization expenses, which have previously been amortized by us over a period of 60 months, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of our Properties

        The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values, and determinations of the tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the fair market value estimates ourselves. These estimates of value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates and determinations of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

        Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis for the common units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus that unitholder’s share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from such sale. Prior distributions from us in excess of cumulative net taxable income in respect of a common unit which decreased a unitholder’s tax basis in such common unit will, in effect, become taxable income if our common unit is sold at a price greater than the unitholder’s tax basis in such common unit, even if the price is less than that unitholder’s original cost.

        Should the IRS successfully contest our convention to amortize only a portion of the Section 743(b) adjustment attributable to an amortizable intangible asset described in Section 197 of the Internal Revenue Code after a sale of common units, a unitholder could realize additional gain from the sale of common units than had such convention been respected. See “—Tax Consequences of Unit Ownership—Section 754 Election.” In that case, the unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to that unitholder of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention but believes such a contest by the IRS to be unlikely because a successful contest could result in substantial additional deductions to other unitholders.

        Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in common units, on the sale or exchange of a common unit will be taxable as capital gain or loss. Capital gain recognized on the sale of common units held for more than 12 months will be taxed at a maximum rate of 15% for sales occurring prior to January 1, 2009. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by us. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of our common unit and may be recognized even if there is a net taxable loss realized on the sale of our common unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a disposition of common units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a holder of common units will be unable to select high or low basis common units to sell, but, under the regulations, may designate specific common units sold for purposes of determining the holding period of the common units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions should consult that unitholder’s tax advisor as to the possible consequences of this ruling and application of the regulations.

        The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as our units, in which gain would be recognized if it were actually sold at its fair market value, if the taxpayer or related persons enters into:

o	a short sale;

o	an offsetting notional principal contract; or

o	a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.

Allocations Between Transferors and Transferees

        In most cases, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders as of the opening of the New York Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring common units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

        The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Mayer, Brown, Rowe & Maw LLP is unable to opine on the validity of this method of allocating income and deductions between transferors and transferees of common units. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees, as well as among unitholders whose interests otherwise vary during a taxable period, to conform to a method permitted under future Treasury Regulations.

        A unitholder who owns common units at any time during a quarter and who disposes of such common units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of our income, gain, loss and deduction attributable to such quarter but will not be entitled to receive that cash distribution.

Notification Requirements

        A unitholder who sells or exchanges common units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. We are required to notify the IRS of that transaction and to furnish specific information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a common unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that sets forth the amount of the consideration paid for the common unit. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination

        We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A termination of us will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in that unitholder’s taxable income for the year of our termination. New tax elections required to be made by us, including a new election under Section 754 of the Internal Revenue Code, must be made subsequent to a termination, and a termination could result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted prior to the termination.

Tax-Exempt Organizations and Various Other Investors

        Ownership of common units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may substantially increase the tax liability and requirements imposed on such persons.

        Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a common unit will be unrelated business taxable income and thus will be taxable to such a unitholder.

        A regulated investment company or “mutual fund” is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or related sources and, for taxable years beginning after October 22, 2004, net income derived from an interest in a “qualified publicly-traded partnership.” However, no more than 25% of the value of a regulated investment company’s total assets may be invested in the securities of one or more qualified publicly-traded partnerships. A qualified publicly-traded partnership is a publicly-traded partnership as to which less than 90% of its gross income for each taxable year consists of interest, dividends, gains from the sale of stocks or securities or foreign currency or related sources. We expect Ferrellgas Partners to be treated as a qualified publicly-traded partnership.

        Non-resident aliens and foreign corporations, trusts or estates which hold common units will be considered to be engaged in business in the United States on account of ownership of common units. As a consequence, they will be required to file federal tax returns in respect of their share of our income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Moreover, under rules applicable to publicly-traded partnerships, we will withhold at the highest effective tax rate applicable to individuals, currently, 35%, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

        In addition, because a foreign corporation which owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of our income and gain (as adjusted for changes in the foreign corporation’s “U.S. net equity”) which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate unitholder is a “qualified resident.” In addition, such a unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a common unit will be subject to federal income tax on gain realized on the disposition of such common unit to the extent that such gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed upon the disposition of a common unit if that foreign unitholder has held less than 5% in value of our common units during the five-year period ending on the date of the disposition and if our common units are regularly traded on an established securities market at the time of the disposition.

Administrative Matters

Information Returns and Audit Procedures

        We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which sets forth each unitholder’s share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which in most cases will not be reviewed by counsel, we will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the unitholder’s share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Internal Revenue Code, regulations or administrative interpretations of the IRS. We cannot assure prospective unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of our common units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from any such audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

        In most respects, partnerships are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreements appoint our general partner as our Tax Matters Partner.

        The Tax Matters Partner will make various elections on our behalf and on behalf of the unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any unitholder having at least a 1% interest in our profits and by the unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on that unitholder’s federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of the consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

        Persons who hold an interest in us as a nominee for another person are required to furnish to us:

o	the name, address and taxpayer identification number of the beneficial owner and the nominee;

o	whether the beneficial owner is:

o	a person that is not a United States person;

o	a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or
o	a tax-exempt entity;
o	the amount and description of common units held, acquired or transferred for the beneficial owner; and

o	particular information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report this information to us. The nominee is required to supply the beneficial owner of our common units with the information furnished to us.

Tax Shelter Reporting Rules

        Treasury Regulations require taxpayers to report particular information on Form 8886 if they participate in a “reportable transaction.” Unitholders may be required to file this form with the IRS. A transaction may be a reportable transaction based upon any of several factors. Unitholders are urged to consult with their own tax advisors concerning the application of any of these factors to their investment in our common units. The American Jobs Creation Act of 2004, signed into law on October 22, 2004, contains provisions that impose significant penalties for failure to comply with these disclosure requirements. This new legislation also imposes disclosure and information maintenance obligations on “material advisors” that organize, manage or sell interests in reportable transactions. Unitholders are urged to consult with their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the disclosure and information maintenance requirements.

Accuracy-Related Penalties

        An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of particular listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds (i) the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000, or (ii) in the case of most corporations, the lesser of 10% of the tax required to be shown on the return for the taxable year or $10,000,000. The amount of any understatement subject to penalty is reduced if any portion is attributable to a position adopted on the return:

o	with respect to which there is, or was, "substantial authority;" or

o	as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return.

This reduction does not apply to an understatement attributable to a “tax shelter,” a term that in this context does not appear to include us.

        An additional penalty tax applies to certain “listed transactions” and reportable transactions with a significant tax avoidance purposes (“reportable avoidance transactions”). The amount of the penalty is equal to 20% of any understatement of income tax attributable to an adequately disclosed reportable avoidance transaction. No penalty will be imposed, however, if the relevant facts affecting the tax treatment of the transaction are adequately disclosed, there is or was substantial authority for the claimed tax treatment, and the taxpayer reasonably believed that the claimed tax treatment was more likely than not the proper treatment. If the reportable avoidance transaction is not adequately disclosed, this exception will not apply and the penalty will be increased to 30% of the understatement.

        If any item of our income, gain, loss or deduction included in the distributive shares of unitholders might result in such an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000, $10,000 for most corporations. If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Consequences

        In addition to federal income taxes, unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on that unitholder’s investment in us. We currently conduct business in 45 states. A unitholder will be required to file state income tax returns and to pay state income taxes in some or all of the states in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred (if, for example, we have no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require that we, or we may elect to, withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, does not relieve the non-resident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. See “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of future operations, we anticipate that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences under the laws of pertinent states and localities of that unitholder’s investment in us. Accordingly, each prospective unitholder should consult, and must depend upon, that unitholder’s own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such unitholder. Mayer, Brown, Rowe & Maw LLP has not rendered an opinion on the state or local tax consequences of an investment in us.

INVESTMENT IN US BY EMPLOYEE BENEFIT PLANS

        An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to:

o	the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, often referred to as ERISA; and

o	restrictions imposed by Section 4975 of the Internal Revenue Code.

For these purposes, the term “employee benefit plan” may include:

o	qualified pension, profit-sharing and stock bonus plans;

o	simplified employee pension plans; and

o	tax deferred annuities or individual retirement accounts established or maintained by an employer or employee organization.

        Prior to making an investment in us, consideration should be given to, among other things:

o	whether the investment is permitted under the terms of the employee benefit plan;

o	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

o	whether in making the investment, the employee benefit plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA;

o	whether the investment will result in recognition of unrelated business taxable income by the employee benefit plan and, if so, the potential after-tax investment return; and

o	whether, as a result of the investment, the employee benefit plan will be required to file an exempt organization business income tax return with the IRS.

See “Tax Consequences—Disposition of Common Units—Tax-Exempt Organizations and Various Other Investors.”

        The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the employee benefit plan. A fiduciary should also consider whether the employee benefit plan will, by investing in us, be deemed to own an undivided interest in our assets. If so, our general partner would also be a fiduciary of the employee benefit plan, and we would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans, and also individual retirement accounts that are not considered part of an employee benefit plan, from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the employee benefit plan. The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

o	the equity interests acquired by employee benefit plans are publicly-offered securities; meaning the equity interests are:

o	widely held by 100 or more investors independent of us and each other;

o	freely transferable; and

o	registered under some provisions of the federal securities laws;

o	the entity is an “operating company;” meaning that it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority owned subsidiary or subsidiaries; or

o	there is no significant investment by employee benefit plan investors; meaning that less than 25% of the value of each class of equity interest, disregarding particular interests held by our general partner, its affiliates, and particular other persons, is held by:

o	the employee benefit plans referred to above;

o	individual retirement accounts; and

o	other employee benefit plans not subject to ERISA, including governmental plans.

        Our assets should not be considered “plan assets” under these regulations because it is expected that an investment in us will satisfy the requirements of the first bullet point immediately above.

        Plan fiduciaries contemplating an investment in us should consult with their own counsel regarding the potential consequences of such an investment under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or otherwise violate any applicable statutory provisions.

SELLING UNITHOLDER

        We originally issued 2,098,623 unregistered common units to a single purchaser, Kayne Anderson MLP Investment Company, on November 12, 2004 in a privately negotiated transaction exempt from the registration requirements of the Securities Act. In connection with the sale of those common units, we agreed to file a registration statement with the SEC to register those common units; in no event, however, may these common units be resold prior to 90 days after issuance.

        The following table sets forth information with respect to the selling unitholder and its beneficial ownership of our common units as of December 13, 2004. The 2,098,623 common units that may be offered and sold pursuant to this prospectus constitute approximately 3.9% of our outstanding common units as of that date. We prepared the table based on the information supplied to us by the selling unitholder. The selling unitholder may, however, have sold, transferred or otherwise disposed of all or a portion of the common units offered by this prospectus since the date on which it provided such information. We do not know when or in what amounts the selling unitholder may offer common units for sale. The selling unitholder may choose not to sell any of the common units offered by this prospectus. Because the selling unitholder may offer all, some or none of its common units pursuant to this offering, we cannot estimate the number of common units that the selling unitholder will hold after completion of the offering. For purposes of the following table, we have assumed that the selling unitholder will sell all of the common units covered by this prospectus.

Unitholder	Number of Common Units Owned Before Offering	Number of Common Units to be Offered for Unitholder's Account	Number of Common Units Beneficially Owned After Offering	Percentage of Outstanding Common Units Beneficially Owned After Offering
Kayne Anderson MLP
Investment Company	2,377,721	2,098,623	279,098	*

_________________

        * indicates less than 1%

        The selling unitholder has held no position or office or had any other material relationship with Ferrellgas Partners or any predecessor or affiliate, other than as a unitholder, during the past three years.

        The selling unitholder may assign all or any portion of its rights and obligations under the registration rights agreement by which we are offering these common units, but only if it transfers or assigns at least 25% of the 2,098,623 common units issued to it, subject to applicable law and the terms of the registration rights agreement. If the selling unitholder assigns all or any portion of its rights and obligations under the registration rights agreement, the assignee would also be a selling unitholder under this prospectus and we will amend the registration statement, of which this prospectus is a part, or supplement this prospectus, as required by law.

PLAN OF DISTRIBUTION

        We have been advised that the common units may be sold from time to time by or for the account of the selling unitholder in the over-the-counter market, on the NYSE or otherwise, at prices and on terms then prevailing or at prices related to the then current market price, at fixed prices that may be changed or in negotiated transactions at negotiated prices. The common units may be sold by any one or more of the following methods:

o	a block trade, which may involve crosses, in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o	purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

o	exchange distributions and/or secondary distributions in accordance with the rules of the applicable exchange;

o	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

o	through the settlement of short sales; and

o	privately negotiated transactions.

        In effecting sales, brokers or dealers engaged by the selling unitholder may arrange for other brokers or dealers to participate in the sales. In addition, any common units covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        In connection with the distribution of the common units, the selling unitholder may enter into hedging transactions with brokers or dealers. In connection with such transactions, brokers or dealers may engage in short sales of the common units in the course of hedging the positions they assume with the selling unitholder. The selling unitholder may also enter into options or other transactions with brokers or dealers that require the delivery to the broker or dealer of the common units, which the broker or dealer may resell or otherwise transfer pursuant to this prospectus. The selling unitholder may also loan or pledge the common units to a broker or dealer, and the broker or dealer may sell the common units so loaned or, upon a default, sell the common units so pledged, pursuant to this prospectus.

        The selling unitholder may effect such transactions by selling common units through brokers or dealers, and such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling unitholder, which may or may not exceed those customary in the types of transactions involved. The selling unitholder and any brokers or dealers that participate in the distribution of the common units may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales, and any profit on the sale of common units by it and any commissions, discounts or concessions received by any such broker or dealer may be deemed to be underwriting discounts and commission under the Securities Act.

        The selling unitholder or its successors in interest may from time to time pledge or grant a security interest in some or all of the common units and, if the selling unitholder or any such successor in interest defaults in the performance of its secured obligation, the pledgees or secured parties may offer and sell such common units from time to time under this prospectus. If the common units are to be sold by pledgees or secured parties, we must amend the list of selling unitholders to include the pledgee or secured party as a selling unitholder by amending the registration statement, of which this prospectus is a part, or supplementing this prospectus, as required by law.

        We have agreed to indemnify the selling unitholder, controlling persons, and agents, and any person acting as an underwriter in connection with the offering and sale of the common units, against specific liabilities, including liabilities arising under the Securities Act, and the selling unitholder has agreed to indemnify us and our officers, directors, controlling persons and agents and any underwriter against some of those liabilities. We will pay the costs and expenses of the registration and offering of the common units, other than discounts and commissions, fees and disbursements of counsel and accountants for the selling unitholder and other expenses that the selling unitholder has agreed to pay.

WHERE YOU CAN FIND MORE INFORMATION

Where Documents are Filed; Copies of Documents

        We file annual, quarterly and other reports and other information with the SEC. You may read and download our SEC filings over the Internet from several commercial document retrieval services as well as at the SEC’s website at http://www.sec.gov. You may also read and copy our SEC filings at the SEC’s public reference room located at Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference room and any applicable copy charges. You can also obtain information about us through the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our common units are listed.

        In addition, you may also access further information about us by visiting our website at http://www.ferrellgas.com. Please note that the information and materials found on our website, except for our SEC filings expressly described below, are not part of this prospectus and are not incorporated by reference into this prospectus.

Incorporation of Documents by Reference

        We filed with the SEC a registration statement on Form S-3 with respect to the securities offered by this prospectus. This prospectus is a part of that registration statement. As allowed by the SEC, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. Instead, the SEC allows us to incorporate by reference information into this prospectus. “Incorporation by reference” means that we can disclose particular important information to you without actually including such information in this prospectus by simply referring you to another document that we filed separately with the SEC.

        The information we incorporate by reference is an important part of this prospectus and should be carefully read in conjunction with this prospectus and any prospectus supplement. Information that we file with the SEC after the date of this prospectus will automatically update and may supersede some of the information in this prospectus as well as information we previously filed with the SEC and that was incorporated by reference into this prospectus.

        The following documents are incorporated by reference into this prospectus:

o	the description of our common units in our registration statement on Form 8-A/A as filed with the SEC on February 18, 2003, and any amendments or reports filed to update the description;

o	the Annual Report on Form 10-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. for the fiscal year ended July 31, 2004, as filed with the SEC on October 13, 2004;

o	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on August 3, 2004;

o	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on August 26, 2004;

o	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on September 24, 2004;

o	the Current Report on Form 8-K (but only as to Items 8.01 and 9.01) of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on November 5, 2004;

o	the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on November 16, 2004;

o	the Current Report on Form 8-K (but only as to Item 9.01) of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on November 30, 2004;

o	the Quarterly Report on Form 10-Q of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp., as filed with the SEC on December 10, 2004; and

o	all documents that we file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until the earlier of the termination of the registration statement to which this prospectus relates or until we sell all of the securities offered by this prospectus.

        If information in any of these incorporated documents conflicts with information in this prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the information in the most recent incorporated document.

        You may request from us at no cost a copy of any document we incorporate by reference, excluding all exhibits to such incorporated documents (unless we have specifically incorporated by reference such exhibits either in this prospectus or in the incorporated document), by making such a request in writing or by telephone to the following address:

Ferrellgas, Inc.
7500 College Boulevard, Suite 1000
Overland Park, Kansas 66210
Attention: Investor Relations
(913) 661-1533

        Except as provided above, no other information (including information on our website) is incorporated by reference into this prospectus.

LEGAL MATTERS

        Particular legal matters related to the securities described in this prospectus have been passed upon for us by Mayer, Brown, Rowe & Maw LLP, including the validity of the common units described in this prospectus.

EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Ferrellgas Partners, L.P.’s, Ferrellgas Partners Finance Corp.’s, Ferrellgas, L.P.’s and Ferrellgas Finance Corp.’s Annual Report on Form 10-K for the year ended July 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated October 12, 2004 (which reports relating to Ferrellgas Partners, L.P. and Ferrellgas L.P. express an unqualified opinion and include an explanatory paragraph relating to changes in accounting principles), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated balance sheet of Ferrellgas, Inc. and Subsidiaries as of July 31, 2004, filed as Exhibit 99.15 to the Current Report on Form 8-K of Ferrellgas Partners, L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. dated November 5, 2004, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report relating to Ferrellgas, Inc. and Subsidiaries dated November 4, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in accounting principles), which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Blue Rhino Corporation and subsidiaries for the fiscal year ended July 31, 2003 appearing in the Ferrellgas Partners L.P., Ferrellgas Partners Finance Corp., Ferrellgas, L.P. and Ferrellgas Finance Corp. Current Report on Form 8-K dated April 22, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents we have incorporated by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They often use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” “will,” or the negative of those terms or other variations of them or comparable terminology. These statements often discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future and are based upon the beliefs and assumptions of our management and on the information currently available to them. In particular, statements, express or implied, concerning our future operating results or our ability to generate sales, income or cash flow are forward-looking statements.

        Forward-looking statements are not guarantees of performance. You should not put undue reliance on any forward-looking statements. All forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially from those expressed in or implied by these forward-looking statements. Many of the factors that will affect our future results are beyond our ability to control or predict.

        Some of our forward-looking statements include the following:

o	whether our operating partnership will have sufficient funds to meet its obligations, including its obligations under its debt securities, and to enable it to distribute to Ferrellgas Partners sufficient funds to permit Ferrellgas Partners to meet its obligations with respect to its existing debt and equity securities;

o	whether Ferrellgas Partners and our operating partnership will continue to meet all of the quarterly financial tests required by the agreements governing their indebtedness; and

o	the expectation that gross profit, operating income and net earnings will increase in fiscal 2005 compared to fiscal 2004.

        For a more detailed description of these particular forward-looking statements and for other factors that may affect any forward-looking statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 39 of our Annual Report on Form 10-K for the fiscal year ended July 31, 2004, and on page 27 of our Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2004, each of which is incorporated by reference in this prospectus.

        When considering any forward-looking statement, you should also keep in mind the risk factors described under the section entitled “Risk Factors” in this prospectus, the section entitled “Item 1. Business—Risk Factors” of our Annual Report on Form 10-K for our fiscal year ended July 31, 2004, which is incorporated by reference in this prospectus, and the section entitled “Risk Factors” of our Quarterly Report on Form 10-Q for our fiscal quarter ended October 31, 2004, which is incorporated by reference in this prospectus. See “Where You Can Find More Information.” Any of these risks could impair our business, financial condition or results of operation. Any such impairment may affect our ability to make distributions to our unitholders or pay interest on the principal of any of our debt securities. In addition, the trading price, if any, of our securities could decline as a result of any such impairment. Except for ongoing obligations to disclose material information as required by federal securities laws, we undertake no obligation to update any forward-looking statements after distribution of this prospectus.

        In addition, the classification of Ferrellgas Partners and our operating partnership as partnerships for federal income tax purposes means that we do not generally pay federal income taxes. We do, however, pay taxes on the income of our subsidiaries that are corporations. We rely on a legal opinion from our counsel, and not a ruling from the Internal Revenue Service, as to our proper classification for federal income tax purposes. See “Risk Factors — Tax Risks — The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to our unitholders” in the section entitled “Item 1. Business—Risk Factors” of our Annual Report on Form 10-K for our fiscal year ended July 31, 2004; also see the section entitled “Risk Factors” of our Quarterly Report on Form 10-Q for our fiscal quarter ended October 31, 2004.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        We will incur and pay all of the following expected costs in connection with the common units being registered hereby. All amounts, other than the SEC registration fee, are estimated. We do not expect to incur any additional fees in connection with the issuance and distribution of the securities registered hereby.

SEC registration fee	$4,881
Legal fees and expenses	10,000

Accounting fees and expenses	10,000
Printing expenses	--
Miscellaneous	--

Total	$24,881

Item 15. Indemnification of Directors and Officers

        Neither Ferrellgas Partners, L.P. nor Ferrellgas, L.P. has any employees, officers or directors. Each is managed and operated by the employees, officers and directors of its general partner, Ferrellgas, Inc.

        The partnership agreement of Ferrellgas Partners, L.P. provides that Ferrellgas Partners, L.P., subject to any limitations expressly provided in its partnership agreement, shall indemnify and hold harmless to the fullest extent permitted by current applicable law or as such law may hereafter be amended (but, in the case of any such amendment, only to the extent that the amendment permits either partnership to provide broader indemnification rights) particular persons (each, an “Indemnitee”) from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of their status as:

o	the general partner, a former general partner, or any of their affiliates;

o	an officer, director, employee, partner, agent or trustee of either partnership, the general partner, any former general partner, or any of their affiliates; or

o	a person or entity serving at the request of either partnership in another entity in a similar capacity.

        This indemnification is available only if the Indemnitee acted in good faith, in a manner in which the Indemnitee believed to be in, or not opposed to, the best interests of the applicable partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not of itself create a presumption that the Indemnitee acted in a manner contrary to that specified in the immediately preceding sentence. Any indemnification shall be made only out of the assets of the applicable partnership; our general partner shall not be personally liable for any indemnification and shall have no obligation to contribute or loan any money or property to the applicable partnership to enable it to effect any indemnification. In no event may an Indemnitee subject the limited partners of the applicable partnership to personal liability by reason of being entitled to indemnification.

        To the fullest extent permitted by current applicable law or as such law may hereafter be amended (but, in the case of such amendment, only to the extent that the amendment permits either partnership to provide broader indemnification rights), expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the applicable partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the applicable partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification.

        We have, to the extent commercially reasonable, purchased and currently maintain (or reimburse our general partner or its affiliates for the cost of) insurance, on behalf of our general partner and such other persons or entities as our general partner has determined, including particular other Indemnitees, against any liability that may be asserted against or expenses that may be incurred by such person or entity in connection with either partnership’s activities or in connection with such person’s or entity’s activities related to either partnership in such person’s or entity’s professional capacity, regardless of whether Ferrellgas Partners, L.P. would have the power to indemnify such person or entity against such liability under the provisions of either partnership’s partnership agreement.

        An Indemnitee shall not be denied indemnification by the applicable partnership, in whole or in part, because the Indemnitee had an interest in the transaction with respect to which the indemnification applies, so long as the transaction was otherwise permitted by the terms of the applicable partnership agreement. Notwithstanding anything to the contrary set forth in the applicable partnership agreement, no Indemnitee shall be liable for monetary damages to the applicable partnership, the limited partners, their assignees or any other persons or entities who have acquired partnership interests in Ferrellgas Partners, L.P., for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith. Also, our general partner shall not be responsible for any misconduct or negligence on the part of any agent appointed by our general partner in good faith to exercise any of the powers granted to our general partner or to perform any of the duties imposed upon it pursuant to the applicable partnership agreement.

Ferrellgas, Inc.

        The Certificate of Incorporation, as amended, and bylaws of Ferrellgas, Inc. also provide for similar indemnification rights and benefits for its officers and directors from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any officer or director of Ferrellgas, Inc. may be involved, or is threatened to be involved, as a party or otherwise; provided, however, the officers or directors must have acted in good faith, in a manner in which such person or entity believed to be in, or not opposed to, the best interests of Ferrellgas, Inc. and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Ferrellgas, Inc. is also under similar obligations to advance expenses to its officers and directors relating to indemnified claims and Ferrellgas, Inc. has, to the extent commercially reasonable, purchased and currently maintains insurance on behalf of its officers and directors.

        Furthermore, the directors of Ferrellgas, Inc. are not personally liable to Ferrellgas, Inc. or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

o	for any breach of the director's duty of loyalty to Ferrellgas, Inc. or its stockholders;

o	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

o	for unlawful payments of dividends or unlawful stock repurchases or redemptions under Section 174 of the General Corporation Law of the State of Delaware; or

o	for any transaction from which the director derived an improper personal benefit.

        Ferrellgas, Inc. has also entered into employment agreements with some of its directors and officers. Pursuant to these employment agreements, Ferrellgas, Inc. has contractually agreed to indemnify these officers and directors generally in accordance with the indemnification terms and provisions set forth above. Some of these employment agreements also provide that Ferrellgas, Inc. shall indemnify such director or officer when they were or are a party or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Ferrellgas, Inc. to procure a judgment in its favor by reason of the fact that such director or officer is or was a director or officer of Ferrellgas, Inc., or is or was serving at the request of Ferrellgas, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such director or officer in connection with the defense or settlement of such action or suit if such director or officer acted in good faith and in a manner that such director or officer reasonably believed to be in or not opposed to the best interests of Ferrellgas, Inc. and except that no indemnification pursuant to the employment agreements shall be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to Ferrellgas, Inc. unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such directors or officers are fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Generally, any indemnification under these employment agreements (unless ordered by a court) shall be made by Ferrellgas, Inc. only as authorized in each specific case upon a determination, in accordance with the procedures set forth in the applicable employment agreement, that indemnification of such director or officer is proper in the circumstances because such director or officer has met the applicable standard of conduct set forth in their particular employment agreement. Such determination shall be made:

o	by a majority vote of the board of directors of Ferrellgas, Inc. who are not parties to such action, suit or proceeding, even though less than a quorum;

o	if there are no such directors or, if such directors so direct, by independent legal counsel in a written opinion; or

o	by the stockholders of Ferrellgas, Inc.

Also, if such director or officer institutes any legal action to enforce such director’s or officer’s rights under their employment agreement, or to recover damages for breach of their employment agreement, such director or officer, if such director or officer prevails in whole or in part, shall be entitled to recover from Ferrellgas, Inc. all fees and expenses (including attorneys’ fees) incurred by such director or officer in connection therewith.

        None of the indemnification rights described herein are exclusive of any other rights to which an Indemnitee, or other applicable person, may be entitled under any bylaw, agreement, vote of stockholders, unitholders or disinterested directors, as a matter of law or otherwise, both as to action in the Indemnitee’s, or other applicable person’s, official capacity with either partnership or Ferrellgas, Inc. and as to action in another capacity while holding such office, and shall continue after the Indemnitee, or other applicable person, has ceased to be an officer or director of either partnership or Ferrellgas, Inc., and shall inure to the benefit of the heirs, executors and administrators of the Indemnitee, or other applicable person.

Item 16. Exhibits

Exhibit Number	Description
3.1
Fourth Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P. dated as of February 18, 2003. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Ferrellgas Partners, L.P. filed February 18, 2003.

4.1	Specimen Certificate evidencing Common Units representing Limited Partner Interests (contained in Exhibit 3.1 as Exhibit A thereto).
* 4.2	Registration Rights Agreement dated as of November 12, 2004, between Ferrellgas Partners, L.P. and Kayne Anderson MLP Investment Company.
* 5.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to the legality of the common units registered hereby.
* 8.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to tax matters.
* 23.1	Consent of Deloitte & Touche LLP.
* 23.2	Consent of Ernst & Young LLP.
* 23.3	Consent of Mayer, Brown, Rowe & Maw LLP (contained in Exhibits 5.1 and 8.1 herewith).

_________________

   * Filed herewith.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

        A.     to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    1.      to include any prospectus required by Section 10(a)(3) of the Securities Act;

                    2.      to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

                    3.       to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs A.1 and A.2 above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        B.     That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        D.     That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        E.     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Overland Park, State of Kansas, on December 16, 2004.

FERRELLGAS PARTNERS, L.P.
By: FERRELLGAS, INC., its general partner
By: /s/ James E. Ferrell James E. Ferrell Chairman, President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ James E. Ferrell James E. Ferrell	Chairman, President and Chief Executive Officer of Ferrellgas, Inc. (Principal Executive Officer)	December 16, 2004
/s/ William K. Hoskins William K. Hoskins	Director of Ferrellgas, Inc.	December 16, 2004
/s/ A. Andrew Levison A. Andrew Levison	Director of Ferrellgas, Inc.	December 16, 2004
/s/ John R. Lowden John R. Lowden	Director of Ferrellgas, Inc.	December 16, 2004
/s/ Michael F. Morrissey Michael F. Morrissey	Director of Ferrellgas, Inc.	December 16, 2004
/s/ Billy D. Prim Billy D. Prim	Director of Ferrellgas, Inc.	December 16, 2004
/s/ Elizabeth T. Solberg Elizabeth T. Solberg	Director of Ferrellgas, Inc.	December 16, 2004
/s/ Kevin T. Kelly Kevin T. Kelly	Senior Vice President and Chief Financial Officer of Ferrellgas, Inc. (Principal Financial and Accounting Officer)	December 16, 2004

S-1

Exhibit Index

Exhibit Number	Description
3.1	Fourth Amended and Restated Agreement of Limited Partnership of Ferrellgas Partners, L.P. dated as of February 18, 2003. Incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Ferrellgas Partners, L.P. filed February 18, 2003.

4.1	Specimen Certificate evidencing Common Units representing Limited Partner Interests (contained in Exhibit 3.1 as Exhibit A thereto).
* 4.2	Registration Rights Agreement dated as of November 12, 2004, between Ferrellgas Partners, L.P. and Kayne Anderson MLP Investment Company.
* 5.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to the legality of the common units registered hereby.
* 8.1	Opinion of Mayer, Brown, Rowe & Maw LLP as to tax matters.
* 23.1	Consent of Deloitte & Touche LLP.
* 23.2	Consent of Ernst &Young LLP.
* 23.3	Consent of Mayer, Brown, Rowe & Maw LLP (contained in Exhibits 5.1 and 8.1 herewith).

_________________

   * Filed herewith.